Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
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www.alston.com

William S. Ortwein	Direct Dial: 404-881-7936	E-mail: scott.ortwein@alston.com
June 19, 2006
Ms. Kathleen Collins
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Indus International, Inc. Form 10-K for Fiscal Year Ended March 31, 2005 Filed June 13, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005 Filed February 9, 2006
Form 8-K Filed May 5, 2006 File No. 005-51511
Dear Ms. Collins:
     In connection with the review by the Securities and Exchange Commission of the above-referenced filings of Indus International, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in the letter dated June 8, 2006 from you to Gregory J. Dukat, President and Chief Executive Officer of the Company.
Form 10-K for the Fiscal Year Ended March 31, 2005
Note 1. Nature of Business and Significant Accounting Policies
Revenue Recognition, page 51
1.	We note your response to our previous comment no. 1 with regards to VSOE of fair value for implementation services. We understand that the Company performs an analysis of implementation services sold under separate arrangements, broken down by region and product area, to determine whether the separate sales fall within a reasonable range of prices in order for the Company to conclude that you have reasonably established VSOE. Once you have determined that VSOE has been established, then please explain your policy for allocating price for implementation services as stated in the multiple element contract to the service

Ms. Kathleen Collins
June 19, 2006

element. For instance, if the stated price falls outside the established range, what do you use for fair value? If prices for implementation services are not stated in the contract, then tell us what price you use for the fair value of such services (i.e. midpoint of range).
Response: For our most recent fiscal years, we have not had any circumstances where the price charged for services in a multiple element contract was outside the fair value range determined by our quarterly VSOE testing (see response in our letter dated June 6, 2006 for testing process). Since the contracted prices are within the established VSOE range, we use those contractually specified prices to allocate the arrangement consideration to the implementation services element. The fees associated with the implementation services are not recognized until the services are performed.
If we did execute a license arrangement that contained services pricing outside of the fair value range established by our quarterly VSOE test, then the amount of the discount from the bottom end of the range established by our VSOE test would be deferred from the license fee and recognized as the services are performed.
Additionally, prices for implementation services historically have been separately stated within our customer arrangements. If the service rates are not separately stated in the contract, for example in fixed fee arrangements, the Company prepares an analysis that details hours estimated to complete a project by service personnel level along with their standard list rate in order to determine that the fixed fee as stated in the contract represents fair value.
2.	With regard to your response to our previous comment no. 1 as it relates to VSOE for PCS, please explain the following:
•	Are PCS renewal rates stated in your contracts?

•	If renewal rates are stated in the contract, do the customers actually renew PCS at those rates or are they renegotiated?

•	Explain what you mean by the “standard prices” that you use to compare to the price charged. Do the “standard prices” vary by region and product area? What is the “normal percentage of license fee” [you] charge other customers?

•	We note your statement that “We perform a test each quarter to ensure that 80% of the price increases made during the last 12 months fall within +/- 15% of the rate we would have charged if only the consumer price index was charged”. Please explain what you mean by this statement and tell us how this factors into how the Company established VSOE of fair value on PCS. Please provide an example of how you apply this method.
Response: The following are the responses to your specific questions in order:

Ms. Kathleen Collins
June 19, 2006

1) Yes, our current contracts state the renewal rate. The customer contract states the initial year’s PCS rate and any future years’ renewal rate, which is the price paid in the prior year plus an increase based on a financial index (generally the consumer price index, or the international equivalent to the consumer price index for those customers outside the United States).
2) Yes, a majority of our customers actually renew PCS at the renewal rates stated in the contract. We perform a quarterly test based on PCS renewals during the quarter, as described below, to (i) ensure that we do not have a significant number of material renegotiations, (ii) determine that the actual renewal rates adhere to the contract terms (i.e. to substantiate that the renewal rate stated in the contract is the actual renewal rate), and (iii) provide further VSOE support of fair value.
3) Our “standard prices” are our list prices, which are stated as a percentage of the license fee paid by the customer. Our list price is the normal percentage of license fees we charge our customers for renewals. For contracts signed during fiscal 2006, approximately 88% of the renewal rates stated in the contract were based upon our standard list prices. We currently offer our customers two levels of PCS, Platinum at 21% of the license fee paid and Silver at 18% of the license fee paid. We do not have different prices by region or product area for PCS pricing.
4) Our understanding of the guidance provided in TPA 5100.44 and 5100.55 is that we must demonstrate a consistent renewal rate for PCS in order to show that the renewal rates stated in the contract are substantive renewal rates. For instance, a company could have a history of stating PCS renewal rates in an initial contract that then change at the time of renewal based on subsequent price negotiations or have significant escalations. If that history existed, then the stated contract rate for PCS may not be substantive and may lack sufficient evidence of fair value. We understand that “consistent” renewal rate is interpreted by accounting professionals and companies in the software industry as a fixed amount each year or a fixed amount increased each year by a standard index, such as the consumer price index. Our standard renewal rate for PCS in our contracts is the amount charged in the prior year plus an increase based on the consumer price index. As we indicated above in response to your second question, our customers typically agree to the stated renewal rates in the contract. However, we will occasionally renegotiate maintenance renewals. In order to show that the renewal rates stated in our contracts are substantive, we perform a test to ensure we have not established a common practice of materially renegotiating the renewal rate for PCS. We perform the test quarterly based on the renewals during the quarter to determine if the price paid upon renewal varies from the stated renewal rate in the contract by +/-15%. Note that the test is performed based on the stated renewal rate, typically increased by the consumer price index for each renewal period (see example below). If 80% of the customers tested fall within +/- 15% of the

Ms. Kathleen Collins
June 19, 2006

contractual renewal rate, we believe there is sufficient evidence to support that the contractual renewal rate has been substantiated and the renewal rates stated in our contracts represent VSOE of fair value for PCS. The following is an example of one actual customer that was tested during Fiscal Year 2006 and the results of the test:

Renewal Date	Description	FY 2004	FY 2005	FY 2006	Diff
January 1st
	Maintenance Paid	$123,682	$128,708	$133,727
	Maintenance based on CPI	125,833	129,847	135,495	1.3%
	CPI	2.04%	3.19%	4.35%

Note: The agreement with this customer provides for an annual increase based upon the United States Bureau of Labor Statistics Employment Cost Index for Private Industry Workers, Occupational Group called “White Collar, Professional, Specialty and Technical”. The amount paid is based on the original maintenance amount per our agreement increased by such index. We have compared this amount to the amount that would have been charged if a CPI index was used. Over time, the difference in the indexes has resulted in an insignificant difference. The difference is not a result of a renegotiation of the original renewal terms. If this difference resulted in a 15% variance, it would be considered an exception for the test performed.
     Based on the comments received in this letter and previous letters and our responses, we have revised the disclosure in our 10-K related to Critical Accounting Policies to provide further detail regarding the policies and procedures related to establishing VSOE. The disclosure in the 10-K filed on June 14, 2006, includes the following disclosure in Critical Accounting Policies:
To determine VSOE of fair value for implementation and/or consulting services and for maintenance services, the Company performs testing quarterly based on the Company’s prices charged when an element is sold separately. With respect to implementation and/or consulting services, management evaluates the service rates for services sold to all customers in the most recent twelve months to determine the fair value of such services. With respect to maintenance services, management evaluates the renewal rates charged to customers each quarter to confirm that the fees charged in the initial agreement are consistent with the renewal rates charged to other customers. The Company’s renewal rates are stated in the agreement with each customer, and customers generally renew at the stated rates. If a license arrangement includes any discounts on professional services or maintenance services from the fair values determined by such quarterly tests, then the amount of the discount is deferred from the license fee stated in the contract and recognized as services revenue as the services are performed.

Ms. Kathleen Collins
June 19, 2006

     If you have any questions regarding these responses, please do not hesitate to call the undersigned (404-881-7936).

Very truly yours,
/s/William S. Ortwein
William S. Ortwein

cc:	April Coleman (SEC)
Gregory J. Dukat (Indus)
Patrick M. Henn (Indus)
Adam V. Battani (Indus)